

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Jie Zhao
Chairman
WiMi Hologram Cloud Inc.
No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing
the People's Republic of China 100020

> **Re: WiMi Hologram Cloud Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 25, 2019**
> **CIK: 0001770088**

Dear Mr. Zhao:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 11, 2019.

Amendment No 2 to Draft Registration Statement on Form F-1

Risk Factors
The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight..., page 39

1. You state that since your auditors are located in China, they are not subject to PCAOB inspection because the PCAOB does not have jurisdiction in China. Your audit report, however, was signed by Friedman, LLP in New York, New York. Please explain or revise this risk factor accordingly.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations, page 72

2.   We note that the percentage of AR entertainment revenue to total revenue declined from 30.7% in fiscal 2017 to 19.5% in fiscal 2018. In addition, you state that the decrease in AR entertainment revenue was primarily attributable to a decrease in MR software development service fees recognized in the current period. Please revise to clarify the reason for the decrease in such fees. To the extent that you anticipate any continuing declines in this revenue stream will have a material impact on your revenues or income from continuing operations, please include a discussion of such in your Overview section.   Refer to Item 5.D of Form 20-F.

Critical Accounting Policies
Goodwill Impairment Testing, page 80

3.   We note your revised disclosures in response to prior comment 11. Please explain to us the following as it relates to your AR Entertainment reporting units:
   • Tell us the various methodologies used to determine the fair value for each reporting unit. Explain how each methodology was weighted in your analysis and how you determined such weightings were appropriate.
   • Quantify for us each of the assumption used in your discounted cash flow analysis. Please explain further any growth rate assumptions you used in your analysis considering the recent decline in revenue and gross profit for your AR Entertainment segment.
   • You state that management believes its assumptions are consistent with the plans and estimates used to manage the underlying business. Please describe further for us management's plans for each of these reporting units and the AR Entertainment segment overall.
   • Describe for us the guideline transaction multiples used in your analysis.

Business, page 97

4.   Please define each of the measures used in analyzing your business such as views, impression, customer and average revenue per customer.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Ari Edelman